701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

August 9, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael F. Johnson, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Isilon Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 5, 2010
File No. 001-33196

Gentlemen:

On behalf of Isilon Systems, Inc., this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Sujal Patel, Chief Executive Officer of Isilon, dated July 30, 2010 (the “Comment Letter”).

Isilon is working expeditiously to respond to the Comment Letter, however, hereby respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. Isilon currently anticipates submitting a response to the Comment Letter on or before August 20, 2010.

Please do not hesitate to contact me at (206) 883-2500 with any concerns you may have regarding the timetable described above.

Thank you for your consideration.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Drew G. Markham
Drew G. Markham

cc:	Keenan M. Conder
Vice President, General Counsel and Secretary
Isilon Systems, Inc.

William D. Richter
Vice President of Finance and Chief Financial Officer
Isilon Systems, Inc.

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